Exhibit (g)

CERTAIN INFORMATION RELATING TO OeKB’S DEBT SECURITIES

The following information relates to certain U.S. federal income tax consequences of owning the securities described in the Bank’s prospectus included in registration statement no. 333-184123 and supplements the disclosure under the caption “Certain Tax Considerations—United States Taxation” set forth in that prospectus.

Additional Information on United States Taxation

The Bank may become a “participating foreign financial institution” for purposes of Sections 1471 et seq. of the Code (“FATCA”) and final Treasury Regulations issued thereunder by the U.S. Department of the Treasury on January 17, 2013 (“Final Regulations”). According to the Final Regulations, FATCA withholding as described in the prospectus under “Certain Tax Considerations—United States Taxation—Potential Foreign Account Tax Compliance Act (FATCA) Withholding” will generally not apply to Guaranteed Debt Securities that are issued prior to the later of (1) January 1, 2014 and (2) the date that is six months after the release of amended final regulations that define the term “foreign passthru payment”. The Final Regulations issued on January 17, 2013 did not define the term “foreign passthru payment”, the U.S. Department of the Treasury has not proposed any definition for such term, and there is no projected date for the adoption of a definition for such term. In the case of any Guaranteed Debt Security that is not so exempt from FATCA withholding, the Bank will not be required to deduct and withhold FATCA taxes from any foreign passthru payment made on or with respect to such Guaranteed Debt Security before January 1, 2017. The Bank’s withholding requirements are currently not fully known, since an Intergovernmental Agreement between Austria and the United States may be entered into that may impose different rules and requirements than those set forth in the Final Regulations.